Exhibit 99.1

Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits

"Intersects 18.80 g/t over 13.86 metres at Santoy 8"

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, May 22, 2013 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" and or the "Company") today provided results from its recently completed 2013 first quarter drill program at the Santoy Mine Complex within the Company's 100 percent-owned, 17,200 hectare Seabee Gold Operation.

Recent drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base.

Recent highlights from the 2013 drill results are summarized below.

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8
		Incl	632.85	635.85	73.49	3.00	Santoy 8
Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

The 2013 surface drill program consisted of three step-out drill holes targeting the down-plunge extension of the Santoy Gap and Santoy 8 deposits. Of these, two drill holes returned high grade intercepts, interpreted to represent extensions of the mineralized system.  Santoy Gap results are highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources.  Drill hole JOY-12-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits.

"With a relatively limited surface drill program completed during the first quarter, we were able to demonstrate significant resource and grade upside at our Santoy Mine Complex," stated Brian Skanderbeg, Senior Vice President and COO."Not only do these holes demonstrate the prospectivity of the Santoy system, they also highlight the potential for near term resource growth. With the advancement of our exploration ramp from Santoy 8 to Santoy Gap, we have initiated underground infill drilling to aid in the development of a detailed mine design for the Santoy Gap as we move it towards production."

At December 31, 2012, Santoy Gap hosted an indicated resource of 281,200 ounces at 8.80 grams of gold per tonne and an inferred resource of 356,900 ounces at 5.92 grams of gold per tonne. The Company anticipates the completion of a detailed mine design for the Santoy Gap during the third quarter and based on results expects to convert a significant portion of the resource base into reserve category. The Company anticipates initial production from Santoy Gap beginning in the second half of 2014.

The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth and the Santoy 8 system remains open down plunge to the north. All 2013 underground and surface drill results will be incorporated into an updated National Instrument 43-101 compliant resource statement to be released by the end of 2013.

Please visit www.clauderesources.com to view the longitudinal and plan maps of the Santoy Gap and Santoy 8 deposits and a list of previous dill results from the Santoy Mine Complex.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold mining and exploration company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,031,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this media release were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President and COO

or

Marc Lepage, Manager, Investor Relations

Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 22-MAY-13